August 9, 2005

James C. Witham
Chief Executive Officer
AquaCell Technologies, Inc.
10410 Trademark Street
Rancho Cucamonga, CA 91730

RE:		AquaCell Technologies, Inc.
      Amendment No. 1 to Registration Statement on Form S-3
      August 4, 2005
File No. 333-121903
Forms 10-QSB for Fiscal Quarters Ended December 31, 2004 and
August
4, 2005
File No. 1-16165

Dear Mr. Witham:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-3/A FILED AUGUST 4, 2005

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

2. Update the financial statements, if necessary, to comply with Item
310(g) of Regulation S-B at the effective date of the registration statement.

Cover

3. Please disclose here that two directors will be selling shares and receiving proceeds in the offering.

Plan of Distribution

Outstanding Options and Warrants, page 13

4. You indicate that as of July 1, 2005, up to 10,106,179 shares of
common stock are issuable pursuant to outstanding options and warrants. Please provide a reasonably detailed schedule of the 1,935,500 options and the 8,170,679 warrants showing, with meaningful ranges of exercise prices, the number of options, information about
expiration dates and the stated weighted average exercise price
calculations of $0.0802 and $1.51.   Please also provide this
detail
for the 4,640,983 warrants that belong to the selling shareholders.
Please disclose a summary of this information in your registration statement since your viable plan includes the exercise of options to raise capital. Please also assure that the information about options and warrants throughout the registration statement is current, consistent and accurate.

5. In general and for future reference, please review the guidance in
Rule 10-01(a)(5) for guidance on the appropriate level of necessary disclosure in interim reports. In this regard, for instance, while the company provided detailed disclosure about options and warrants in Note F of its Form 10-KSB for June 30, 2004, transactions occurring subsequent to that date require that the information be updated.

FORM 10-QSB/A FOR THE PERIOD ENDED MARCH 31, 2005

General

6. Please address the comments above in your interim reports on Form
10-QSB.

Item 2.  Management`s Discussion and Analysis, page 12

Liquidity and Capital Resources, page 15

7. We have read your response to comment 14 from our letter dated
July 29, 2005. Please expand your discussion to follow the guidance in SEC Codification of Financial Reporting

Policies (FRR-16), Uncertainty about an Entity`s Continued
Existence.
Additional detail should be provided to support the conclusion stated in the final paragraph of your discussion on page 16. Please provide additional detail including but not limited to the following:
* Prominent disclosures of your financial difficulties and viable plans to overcome these difficulties.
* Disclosures of any known demand, commitments or uncertainties that will result in your liquidity increasing or decreasing in any material way.
* Detailed cash flow discussions for the twelve month period following the date of the latest balance sheet presented.
* A reasonable detailed discussion of your ability or inability to generate sufficient cash to support operations.
* Management`s plans (including relevant prospective financial information).

1. Please amend your Forms 10-QSB/A for the periods ended
September
30, 2004 and March 31, 2005 to include Item 2 - Management`s Discussion and Analysis of Financial Condition and Results of Operations, in its entirety. An amendment must contain the complete text of the item being amended as required by Exchange Act Rule 12b-
15. Please note that Item 3 - Controls and Procedures are not a part of Part II - Other Information as described in Form 10-QSB. Please amend to revise accordingly.

AQUACELL TECHNOLOGIES CORPORATE PLAN

Projected Consolidated Statements of Income

9. We have read your response to comment 16 from our letter dated July 29, 2005. Your amended projected consolidated statement of income no longer projects an impairment loss on goodwill. You also indicated that your annual goodwill analysis has not yet been completed. Please tell us whether there are any preliminary indications of goodwill impairment at the present time. Also, tell us whether the first step of the goodwill impairment test used to identify potential impairment has been completed. Please also indicate whether a goodwill impairment loss is probable. Please provide information to support your conclusions.

10. We have read your response to comment 17 from our letter dated July 29, 2005. You indicated that 992 coolers had been installed by
June 30, 2005. However, the projection indicated that you should have had 1200 coolers installed at June 30, 2005. Given that you have only installed an additional 114 coolers since June 30, 2005, please confirm whether you reasonably believe that you can meet the projections for September 30, 2005 and December 31, 2005. Please provide information to support your conclusions including but not limited to current orders, commitments and contracts. Please also tell us whether you have secured any significant additional adverting contracts since June 30, 2005. Please also tell us how many of the total 1,106 coolers installed to date are carrying advertising.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

(	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Ernest Green at (202) 551-3733 or Nathan Cheney at (202) 551-3714 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 or myself at (202) 551-3742 with any other
questions.

      Sincerely,


      Jennifer Hardy
      Branch Chief



cc:	Harold W. Paul, Esq.
	Fax 203-256-8005

??

??

??

??

James C. Witham
AquaCell Technologies, Inc.
Page 1 of 5


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE